As filed with the Securities and Exchange Commission on April 30, 2021

File Nos. 2-48227

811-02383

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-1A

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Pre-Effective Amendment No.

Post-Effective Amendment No. 206      X

and/or

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Amendment No. 184      X

AB BOND FUND, INC.

(Exact Name of Registrant as Specified in Charter)

1345 Avenue of the Americas, New York, New York 10105

(Address of Principal Executive Office) (Zip Code)

Registrant’s Telephone Number, including Area Code:

(800) 221-5672

EMILIE D. WRAPP

AllianceBernstein L.P.

1345 Avenue of the Americas

New York, New York 10105

(Name and address of agent for service)

Copies of communications to:

PAUL M. MILLER

Seward & Kissel LLP

901 K Street, N.W.

Suite 800

Washington, DC 20001

It is proposed that this filing will become effective immediately upon filing pursuant to Rule 462(d) under the Securities Act of 1933, as amended (the “Securities Act”). This Post-Effective Amendment relates to the AB High Yield Portfolio and AB Sustainable Thematic Credit Portfolio series of the Registrant.

Explanatory Note

This Post-Effective Amendment No. 206 to the Registration Statement on Form N-1A (File No. 002-48227) is being filed pursuant to Rule 462(d) under the Securities Act, solely for the purpose of filing additional exhibits to the Registration Statement. Accordingly, this Post-Effective Amendment No. 206 consists only of a facing page, this explanatory note, Part C of the Registration Statement on Form N-1A, the Exhibit Index, and the exhibits to the Registration Statement listed thereon. This Post-Effective Amendment No. 206 does not change the form of any prospectus or Statement of Additional Information included in post-effective amendments previously filed with the Securities and Exchange Commission (the “SEC”). As permitted by Rule 462(d), this Post-Effective Amendment No. 206 shall become effective upon filing with the SEC. The contents of the Registration Statement are hereby incorporated by reference.

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PART C

OTHER INFORMATION

ITEM 28.	EXHIBITS:

(a)	(1)	Articles of Amendment and Restatement to Articles of Incorporation of the Registrant dated, February 1, 2006 and filed February 23, 2006 – Incorporated by reference to Exhibit (a) to Post–Effective Amendment No. 87 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2007.
	(2)	Articles of Amendment to Articles of Incorporation of the Registrant, dated November 2, 2007 and filed June 18, 2008 – Incorporated by reference to Exhibit (a)(2) to Post–Effective Amendment No. 89 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2009.
	(3)	Articles Supplementary to Articles of Incorporation of the Registrant, dated November 30, 2009 and filed December 3, 2009 – Incorporated by reference to Exhibit (a)(3) to Post–Effective Amendment No. 93 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 21, 2009.
	(4)	Articles Supplementary to Articles of Incorporation of the Registrant, dated December 17, 2009 and filed December 21, 2009 – Incorporated by reference to Exhibit (a)(4) to Post–Effective Amendment No. 95 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 26, 2010.
	(5)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed September 22, 2010 – Incorporated by reference to Exhibit (a)(5) to Post–Effective Amendment No. 99 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2011.
	(6)	Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed September 21, 2011 – Incorporated by reference to Exhibit (a)(6) to Post–Effective Amendment No. 103 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on September 23, 2011.
	(7)	Articles Supplementary to Articles of Incorporation of the Registrant, dated January 6, 2012 and filed January 12, 2012 – Incorporated by reference to Exhibit (a)(7) to Post-Effective Amendment No. 115 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 19, 2013.

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(8)	Articles Supplementary to Articles of Incorporation of the Registrant, dated March 5, 2013 and filed March 6, 2013 – Incorporated by reference to Exhibit (a)(8) to Post-Effective Amendment No. 115 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 19, 2013.
(9)	Articles Supplementary to Articles of Incorporation of the Registrant, dated November 21, 2013 and filed November 25, 2013 – Incorporated by reference to Exhibit (a)(9) to Post-Effective Amendment No. 119 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 11, 2013.
(10)	Articles Supplementary to Articles of Incorporation of the Registrant, dated December 30, 2013 and filed January 13, 2014 – Incorporated by reference to Exhibit (a)(10) to Post-Effective Amendment No. 122 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2014.
(11)	Articles Supplementary to Articles of Incorporation of the Registrant, dated February 6, 2014 and filed February 7, 2014 – Incorporated by reference to Exhibit (a)(11) to Post-Effective Amendment No. 123 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 12, 2014.
(12)	Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed April 22, 2014 – Incorporated by reference to Exhibit (a)(12) to Post-Effective Amendment No. 126 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 28, 2014.
(13)	Articles Supplementary to Articles of Incorporation of the Registrant, dated November 11, 2014 and filed December 1, 2014 – Incorporated by reference to Exhibit (a)(13) to Post-Effective Amendment No. 131 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 12, 2014.
(14)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed December 12, 2014 –Incorporated by reference to Exhibit (a)(14) to Post-Effective Amendment No. 133 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 30, 2015.
(15)	Articles of Amendment to Articles of Incorporation of the Registrant, effective and filed January 20, 2015 – Incorporated by reference to Exhibit (a)(15) to Post-Effective Amendment No. 133 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 30, 2015.

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(16)	Articles Supplementary to Articles of Incorporation of the Registrant, dated and filed August 6, 2015 – Incorporated by reference to Exhibit (a)(16) to Post-Effective Amendment No. 139 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 10, 2015.
(17)	Articles Supplementary to Articles of Incorporation of the Registrant – Incorporated by reference to Exhibit (a)(17) to Post-Effective Amendment No. 154 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on November 7, 2016.
(18)	Articles of Amendment to Articles of Incorporation of the Registrant, dated and filed December 29, 2016 – Incorporated by reference to Exhibit (a)(18) to Post-Effective Amendment No. 156 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on December 29, 2016.
(19)	Articles of Amendment to Articles of Incorporation of the Registrant, effective February 26, 2018 – Incorporated by reference to Exhibit (a)(19) to Post-Effective Amendment No. 172 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 23, 2018.
(20)	Articles Supplementary to the Articles of Incorporation of the Registrant filed August 3, 2018 – Incorporated by reference to Exhibit (a)(20) to Post-Effective Amendment No. 176 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 6, 2018.
(21)	Articles of Amendment to Articles of Incorporation of the Registrant, effective July 12, 2019 and filed July 10, 2019 – Incorporated by reference to Exhibit (a)(21) to Post-Effective Amendment No. 192 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on July 12, 2019.
(22)	Articles of Amendment to Articles of Incorporation of the Registrant, effective and filed May 9, 2017 –Incorporated by reference to Exhibit (a)(22) to Post-Effective Amendment No. 200 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 29, 2020.
(23)	Articles Supplementary to the Articles of Incorporation of the Registrant, dated February 4, 2021 and filed February 5, 2021 – Incorporated by reference to Exhibit (a)(23) to Post-Effective Amendment No. 204 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 5, 2021.
(24)	Articles of Amendment to Articles of Incorporation of the Registrant, dated April 8, 2021 and filed April 12, 2021 – Filed herewith.

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(b)	Amended and Restated By-Laws of the Registrant – Incorporated by reference to Exhibit 99.77Q1 – Other Exhibits of the Registrant’s Semi-Annual Report on Form NSAR-A (File No. 811-02383), filed with the Securities and Exchange Commission on May 30, 2006.
(c)	Not applicable.
(d)	(1)	Investment Advisory Contract between the Registrant and AllianceBernstein L.P., dated November 13, 2019 – Incorporated by reference to Exhibit (d)(1) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
	(2)	Form of Advisory Fee Waiver Agreement between the Registrant, on behalf of AB FlexFee High Yield Portfolio – Incorporated by reference to Exhibit (d)(4) to Post-Effective Amendment No. 172 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on February 23, 2018.
	(3)	Investment Advisory Contract between the Registrant and AllianceBernstein L.P., dated November 13, 2019, as amended April 30, 2021 – Filed herewith.
(e)	(1)	Selected Dealer Agreement between Alliance Bernstein Investments, Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated making available shares of the Registrant effective April 30, 2009 - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.
	(2)	Loading Fund Operating Agreement between Alliance Bernstein Investments, Inc. and Charles Schwab & Co., Inc. making available shares of the Registrant, dated as of June 1, 2007 – Incorporated by reference to Exhibit (e)(9) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1-A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.
	(3)	Cooperation Agreement between AllianceBernstein Investments, Inc. (formerly known as AllianceBernstein Research and Management, Inc.) and UBS AG, dated November 1, 2005 - Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 39 of the Registration Statement on Form N-1A of AllianceBernstein Large Cap Growth Fund, Inc. (File Nos. 33-49530 and 811-06730), filed with the Securities and Exchange Commission on October 15, 2009.

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	(4)	Form of Selected Agent Agreement for Depository Institutions and their Subsidiaries between AllianceBernstein Investments, Inc. and selected agents making available shares of the Registrant - Incorporated by reference to Exhibit (e)(8) to Post-Effective Amendment No. 112 of the Registration Statement on Form N-1A of The AB Portfolios (File Nos. 33-12988 and 811-05088), filed with the Securities and Exchange Commission on December 29, 2017.
	(5)	Form of Selected Agreement for Broker-Dealers between AllianceBernstein Investments, Inc. and selected dealers offering shares of the Registrant - Incorporated by reference to Exhibit (e)(10) to Post-Effective Amendment No. 166 of the Registration Statement on Form N-1A of AB Discovery Growth Fund, Inc. (File Nos. 2-10768 and 811-00204), filed with the Securities and Exchange Commission on October 29, 2019.
	(6)	Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc., dated November 13, 2019 – Incorporated by reference to Exhibit (e)(6) to Post-Effective Amendment No. 200 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 29, 2020.
	(7)	Amendment to Distribution Services Agreement between the Registrant and AllianceBernstein Investments, Inc., amended as of May 3, 2021 – Filed herewith.
(f)	Not applicable.
(g)	(1)	Master Custodian Agreement between the Registrant and State Street Bank and Trust Company, effective August 3, 2009 – Incorporated by reference to Exhibit (g) to Post-Effective Amendment No. 51 of the Registration Statement on Form N-1A of AllianceBernstein Variable Products Series Fund, Inc. (File Nos. 33-18647 and 811-05398), filed with the Securities and Exchange Commission on April 29, 2010.
	(2)	Amendment to the Master Custodian Agreement between Registrant and State Street Bank and Trust Company, effective April 22, 2016 – Incorporated by reference to Exhibit (g)(2) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.
	(3)	Form of Novation and Amendment Agreement to Custodian Agreement dated, as of December 5, 2011 between the Registrant and Brown Brothers Harriman & Co., regarding the AllianceBernstein International Bond Portfolio - Incorporated by reference to Exhibit (g)(4) to Post-Effective Amendment No. 117 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on June 29, 2012.

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	(4)	Novation and Amendment Agreement, between the Registrant and Brown Brothers Harriman & Co., regarding the AB High Yield Portfolio - Incorporated by reference to Exhibit (g)(19) to Post-Effective Amendment No. 215 to the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on October 28, 2016.
	(5)	Amendment to Custodian Agreement, dated August 8, 2017, between the Registrant and Brown Brothers Harriman & Co., regarding the AB FlexFee International Bond Portfolio - Incorporated by reference to Exhibit (g)(21) to Post-Effective Amendment No. 248 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on November 29, 2017.
	(6)	Form of Novation and Amendment Agreement, between the Registrant and Brown Brothers Harriman & Co., regarding the AB FlexFee International Bond Portfolio and AB High Yield Portfolio - Incorporated by reference to Exhibit (g)(21) to Post-Effective Amendment No. 255 to the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on May 4, 2018.
	(7)	Amendment to Custodian Agreement, dated July 25, 2018, between the Registrant and Brown Brothers Harriman & Co. - Incorporated by reference to Exhibit (g)(21) to Post-Effective Amendment No. 255 to the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716) filed with the Securities and Exchange Commission on April 30, 2019.
(h)	(1)	Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc. (formerly known as Alliance Fund Services, Inc.), dated as of September 14, 1988 - Incorporated by reference to Exhibit 9 to Post-Effective Amendment No. 65 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 31, 1997.
	(2)	Form of Expense Limitation Undertaking by AllianceBernstein L.P. (formerly known as Alliance Capital Management L.P.), with respect to Quality Bond Portfolio (currently, AB Total Return Bond Portfolio) – Incorporated by reference to Exhibit (h)(3) to Post-Effective Amendment No. 84 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2005.
	(3)	Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein High Yield Portfolio, dated July 15, 2014 – Incorporated by reference to Exhibit (h)(7) to Post-Effective Amendment No. 129 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 28, 2014.

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(4)	Expense Limitation Agreement by AllianceBernstein L.P., with respect to AB Income Fund, dated April 22, 2016 – Incorporated by reference to Exhibit (h)(8) to Post-Effective Amendment No. 149 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on May 27, 2016.
(5)	Expense Limitation Undertaking by AllianceBernstein L.P., with respect to AB Bond Inflation Strategy, dated January 29, 2016 – Incorporated by reference to Exhibit (h)(9) to Post-Effective Amendment No. 159 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2017.
(6)	Expense Limitation Undertaking by AllianceBernstein L.P., with respect to AB All Market Real Return Portfolio, dated January 29, 2016 – Incorporated by reference to Exhibit (h)(10) to Post-Effective Amendment No. 159 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2017.
(7)	Amendment to Transfer Agency Agreement between the Registrant and AllianceBernstein Investor Services, Inc., dated as of June 14, 2006 – Incorporated by reference to Exhibit (h)(11) to Post-Effective Amendment No. 168 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2018.
(8)	Expense Limitation Agreement by AllianceBernstein L.P. with respect to AllianceBernstein Tax-Aware Fixed Income Portfolio, dated December 11, 2013 – Incorporated by reference to Exhibit (h)(12) to Post-Effective Amendment No. 168 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2018.
(9)	Expense Limitation Undertaking by AllianceBernstein L.P., with respect to AB Income Fund, dated January 29, 2017 - Incorporated by reference to Exhibit (h)(13) to Post-Effective Amendment No. 168 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2018.
(10)	Expense Limitation Undertaking by AllianceBernstein L.P., with respect to AllianceBernstein Municipal Bond Inflation Strategy, dated January 30, 2015 – Incorporated by reference to Exhibit (h)(14) to Post-Effective Amendment No. 169 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 31, 2018.
(11)	Management Fee Waiver Undertaking, dated June 1, 2016, amended as of May 1, 2019, by AllianceBernstein L.P. – Incorporated by reference to Exhibit (h)(47) to Post-Effective Amendment No. 274 of the Registration Statement on Form N-1A of AB Cap Fund, Inc. (File Nos. 2-29901 and 811-01716), filed with the Securities and Exchange Commission on November 29, 2019.

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(12)	Expense Limitation Agreement by AllianceBernstein L.P. with respect to AB Limited High Income Portfolio, dated December 7, 2011 – Incorporated by reference to Exhibit (h)(16) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(13)	Expense Limitation Undertaking by AllianceBernstein L.P. with respect to AB Limited Duration High Income Portfolio, dated January 1, 2017 – Incorporated by reference to Exhibit (h)(17) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(14)	Expense Limitation Undertaking by AllianceBernstein L.P. with respect to AB Tax-Aware Fixed Income Portfolio, dated January 1, 2017 – Incorporated by reference to Exhibit (h)(18) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(15)	Expense Limitation Undertaking by AllianceBernstein L.P. with respect to AB Intermediate Bond Portfolio, dated February 1, 2017 – Incorporated by reference to Exhibit (h)(19) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(16)	Expense Limitation Agreement by AllianceBernstein L.P., with respect to AB Short Duration Income Portfolio, dated November 15, 2018 – Incorporated by reference to Exhibit (h)(20) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(17)	Expense Limitation Agreement by AllianceBernstein L.P., with respect to AB FlexFee High Yield Portfolio, dated February 26, 2018 – Incorporated by reference to Exhibit (h)(19) to Post-Effective Amendment No. 200 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 29, 2020.
(18)	Expense Limitation Undertaking by AllianceBernstein L.P., with respect to AB High Yield Portfolio, dated April 30, 2021 – Filed herewith.
(19)	Expense Limitation Agreement by AllianceBernstein L.P., with respect to AB Sustainable Thematic Credit Portfolio, dated May 3, 2021– Filed herewith.

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(i)	Opinion and Consent of Seward & Kissel LLP – Filed herewith.
(j)	Consent of Independent Public Accounting Firm – Incorporated by reference to Exhibit (j) to Post-Effective Amendment No. 205 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on March 1, 2021.
(k)	Not applicable.
(l)	Not applicable.
(m)	Rule 12b-1 Plan - See Exhibits (e)(6) and (e)(7) above.
(n)	Amended and Restated Rule 18f-3 Plan, dated August 1, 2019 – Incorporated by reference to Exhibit (n) to Post-Effective Amendment No. 196 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2020.
(o)	Reserved.
(p)	(1) Code of Ethics for the Fund - Incorporated by reference to Exhibit (p)(1) to Post-Effective Amendment No. 74 of the Registration Statement on Form N-1A of the Registrant (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on October 6, 2000.
(2) Code of Ethics for AllianceBernstein L.P. and AllianceBernstein Investments, Inc. - Incorporated by reference to Exhibit (p)(2) to Post-Effective Amendment No. 41 of the Registration Statement on Form N-1A of AB Institutional Funds, Inc. (File Nos. 333-37177 and 811-08403), filed with the Securities and Exchange Commission on January 28, 2021.

Other Exhibits:

(1)	Powers of Attorney for: Michael J. Downey, Nancy P. Jacklin, Carol C. McMullen, Garry L. Moody, Marshall C. Turner, Jr. and Earl D. Weiner – Incorporated by reference to Other Exhibits to Post-Effective Amendment No. 177 of the Registrant's Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on August 15, 2018.

(2)	Power of Attorney for: Jorge A. Bermudez –- Incorporated by reference to Other Exhibits (2) to Post-Effective Amendment No. 200 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on April 29, 2020.

(3)	Power of Attorney for: Jeanette W. Loeb – Incorporated by reference to Other Exhibits (3) to Post-Effective Amendment No. 202 of the Registrant’s Registration Statement on Form N-1A (File Nos. 2-48227 and 811-02383), filed with the Securities and Exchange Commission on January 28, 2021.

(4)	Power of Attorney for: Onur Erzan – Filed herewith.

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ITEM 29.	Persons Controlled by or under Common Control with the Fund.

None.

ITEM 30.	Indemnification.

It is the Registrant’s policy to indemnify its directors and officers, employees and other agents to the maximum extent permitted by Section 2-418 of the General Corporation Law of the State of Maryland, which is incorporated by reference herein, and as set forth in Article EIGHTH of Registrant’s Articles of Amendment and Restatement of Articles of Incorporation, Article IX of the Registrant’s Amended and Restated By-laws filed as Exhibit (b) and Section 10(a) of the Distribution Services Agreement filed as Exhibit (e)(1), all as set forth below.

The liability of the Registrant’s directors and officers is dealt with in Article EIGHTH of Registrant’s Articles of Amendment and Restatement of Articles of Incorporation, as set forth below. The Investment Adviser’s liability for any loss suffered by the Registrant or its shareholders is set forth in Section 4 of the Investment Advisory Contract filed as Exhibit (d) as set forth below.

ARTICLE EIGHTH OF THE REGISTRANT’S ARTICLES OF AMENDMENT AND RESTATEMENT OF ARTICLES OF INCORPORATION READS AS FOLLOWS:

(1)       To the maximum extent that Maryland law in effect from time to time permits limitation of the liability of directors and officers of a corporation, no present or former director or officer of the Corporation shall be liable to the Corporation or its stockholders for money damages.

(2)       The Corporation shall have the power, to the maximum extent permitted by Maryland law in effect from time to time, to obligate itself to indemnify, and to pay or reimburse reasonable expenses in advance of final disposition of a proceeding to, (a) any individual who is a present or former director or officer of the Corporation or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or any other enterprise from and against any claim or liability to which such person may become subject or which such person may incur by reason of his status as a present or former director or officer of the Corporation. The Corporation shall have the power, with the approval of the Board of Directors, to provide such indemnification and advancement of expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation.

(3)       The provisions of this Article EIGHTH shall be subject to the limitations of the Investment Company Act.

(4)       Neither the amendment nor repeal of this Article EIGHTH, nor the adoption or amendment of any other provision of the Charter or Bylaws inconsistent with this Article EIGHTH, shall apply to or affect in any respect the applicability of the preceding sections of this Article EIGHTH with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

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ARTICLE IX OF THE REGISTRANT’S AMENDED AND RESTATED BYLAWS READS AS FOLLOWS:

To the maximum extent permitted by Maryland law in effect from time to time, the Corporation shall indemnify and, without requiring a preliminary determination of the ultimate entitlement to indemnification, shall pay or reimburse reasonable expenses in advance of final disposition of a proceeding to (a) any individual who is a present or former director or officer of the Corporation and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity or (b) any individual who, while a director or officer of the Corporation and at the request of the Corporation, serves or has served as a director, officer, partner or trustee of another corporation, real estate investment trust, partnership, joint venture, trust, employee benefit plan or other enterprise and who is made or threatened to be made a party to the proceeding by reason of his or her service in any such capacity. The Corporation may, with the approval of its Board of Directors or any duly authorized committee thereof, provide such indemnification and advance for expenses to a person who served a predecessor of the Corporation in any of the capacities described in (a) or (b) above and to any employee or agent of the Corporation or a predecessor of the Corporation. The termination of any claim, action, suit or other proceeding involving any person, by judgment, settlement (whether with or without court approval) or conviction or upon a plea of guilty or nolo contendere, or its equivalent, shall not create a presumption that such person did not meet the standards of conduct required for indemnification or payment of expenses to be required or permitted under Maryland law, these Bylaws or the Charter. Any indemnification or advance of expenses made pursuant to this Article shall be subject to applicable requirements of the 1940 Act. The indemnification and payment of expenses provided in these Bylaws shall not be deemed exclusive of or limit in any way other rights to which any person seeking indemnification or payment of expenses may be or may become entitled under any bylaw, regulation, insurance, agreement or otherwise.

Neither the amendment nor repeal of this Article, nor the adoption or amendment of any other provision of the Bylaws or Charter inconsistent with this Article, shall apply to or affect in any respect the applicability of the preceding paragraph with respect to any act or failure to act which occurred prior to such amendment, repeal or adoption.

Section 10(a) of the Distribution Services Agreement reads as follows:

Section 10. Indemnification.

(a)       The Fund agrees to indemnify, defend and hold the Underwriter, and any person who controls the Underwriter within the meaning of Section 15 of the Securities Act, free and harmless from and against any and all claims, demands, liabilities and expenses (including the cost of investigating or defending such claims, demands or liabilities and any counsel fees incurred in connection therewith) which the Underwriter or any such controlling person may incur, under the Securities Act, or under common law or otherwise, arising out of or based upon any alleged untrue statement of a material fact contained in the Fund’s Registration Statement. Prospectus or Statement of Additional Information in effect from time to time under the Securities Act or arising out of or based upon any alleged omission to state a material fact required to be any one in either thereof or necessary to make the statements in any one thereof not misleading; provided, however, that in no event shall anything herein contained be so construed as to protect the Underwriter against any liability to the Fund or its security holders to which the Underwriter would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of its duties, or by reason of the Underwriter’s reckless disregard of its obligations and duties under this Agreement. The Fund’s agreement to indemnify the Underwriter and any such controlling person as aforesaid is expressly conditioned upon the Fund’s being notified of the commencement of any action brought against the

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Underwriter or any such controlling person, such notification to be given by letter or by telegram addressed to the Fund at its principal office in New York, New York, and sent to the Fund by the person against whom such action is brought within ten days after the summons or other first legal process shall have been served. The failure to so notify the Fund of the commencement of any such action shall not relieve the Fund from any liability which it may have to the person against whom such action is brought by reason of any such alleged untrue statement or omission otherwise than on account of the indemnity agreement contained in this Section 10. The Fund will be entitled to assume the defense of any suit brought to enforce any such claim, and to retain counsel of good standing chosen by the Fund and approved by the Underwriter. In the event the Fund does not elect to assume the defense of any such suit and retain counsel of good standing approved by the Underwriter, the defendant or defendants in such suit shall bear the fees and expenses of any additional counsel retained by any of them; but in case the Fund does not elect to assume the defense of any such suit, or in case the Underwriter does not approve of counsel chosen by the Fund, the Fund will reimburse the Underwriter or the controlling person or persons named as defendant or defendants in such suit, for the fees and expenses of any counsel retained by the Underwriter or such persons. The indemnification agreement contained in this Section 10 shall remain operative and in full force and effect regardless of any investigation made by or on behalf of the Underwriter or any controlling person and shall survive the sale of any of the Fund’s shares made pursuant to subscriptions obtained by the Underwriter. This agreement of indemnity will inure exclusively to the benefit of the Underwriter, to the benefit of its successors and assigns, and to the benefit of any controlling persons and their successors and assigns. The Fund agrees promptly to notify the Underwriter of the commencement of any litigation or proceeding against the Fund in connection with the issue and sale of any of its shares.

Section 4 of the Investment Advisory Contract reads as follows:

4.       We shall expect of you, and you will give us the benefit of, your best judgment and efforts in rendering these services to us, and we agree as an inducement to your undertaking these services that you shall not be liable hereunder for any mistake of judgment or in any event whatsoever, except for lack of good faith, provided that nothing herein shall be deemed to protect, or purport to protect, you against any liability to us or to our security holders to which you would otherwise be subject by reason of willful misfeasance, bad faith or gross negligence in the performance of your duties hereunder, or by reason of your reckless disregard of your obligations and duties hereunder.

The foregoing excerpts are qualified by the entire text of Registrant’s Articles of Amendment and Restatement of Articles of Incorporation, Amended and Restated By-laws, the Distribution Services Agreement between Registrant and AllianceBernstein Investments, Inc. (“ABI”) and the Investment Advisory Contract between Registrant and AllianceBernstein L.P.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer of controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

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In accordance with Release No. IC-11330 (September 2, 1980), the Registrant will indemnify its directors, officers, investment manager and principal underwriters only if (1) a final decision on the merits was issued by the court or other body before whom the proceeding was brought that the person to be indemnified (the “indemnitee”) was not liable by reason or willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office ("disabling conduct") or (2) a reasonable determination is made, based upon a review of the facts, that the indemnitee was not liable by reason of disabling conduct, by (a) the vote of a majority of a quorum of the directors who are neither "interested persons" of the Registrant as defined in section 2(a)(19) of the Investment Company Act of 1940 nor parties to the proceeding (“disinterested, non-party directors”), or (b) an independent legal counsel in a written opinion. The Registrant will advance attorneys fees or other expenses incurred by its directors, officers, investment adviser or principal underwriters in defending a proceeding, upon the undertaking by or on behalf of the indemnitee to repay the advance unless it is ultimately determined that he is entitled to indemnification and, as a condition to the advance, (1) the indemnitee shall provide a security for his undertaking, (2) the Registrant shall be insured against losses arising by reason of any lawful advances, or (3) a majority of a quorum of disinterested, non-party directors of the Registrant, or an independent legal counsel in a written opinion, shall determine, based on a review of readily available facts (as opposed to a full trial-type inquiry), that there is reason to believe that the indemnitee ultimately will be found entitled to indemnification.

The Registrant participates in a joint directors’ liability insurance policy issued by the ICI Mutual Insurance Company. Under this policy, outside trustees and directors are covered up to the limits specified for any claim against them for acts committed in their capacities as trustee or director. A pro rata share of the premium for this coverage is charged to each participating investment company. In addition, the Adviser’s liability insurance policy, which is issued by a number of underwriters, including Greenwich Insurance Company as primary underwriter, extends to officers of the Registrant and such officers are covered up to the limits specified for any claim against them for acts committed in their capacities as officers of the investment companies sponsored by the Adviser.

ITEM 31.	Business and Other Connections of Investment Adviser.

The descriptions of AllianceBernstein L.P. under the captions “Management of the Fund” in the Prospectuses and in the Statements of Additional Information constituting Parts A and B, respectively, of this Registration Statement are incorporated by reference herein.

The information as to the directors and executive officers of AllianceBernstein L.P., set forth in its Form ADV filed with the Securities and Exchange Commission on March 31, 2014 (File No. 801-56720) and amended through the date hereof, is incorporated by reference.

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ITEM 32.	Principal Underwriters

(a)       ABI is the Registrant’s Principal Underwriter in connection with the sale of shares of the Registrant. ABI is also the Principal Underwriter or Distributor for the following investment companies:

AB Cap Fund, Inc.

AB Core Opportunities Fund, Inc.

AB Corporate Shares

AB Discovery Growth Fund, Inc.

AB Equity Income Fund, Inc.

AB Fixed-Income Shares, Inc.

AB Global Real Estate Investment Fund, Inc.

AB Global Risk Allocation Fund, Inc.

AB High Income Fund, Inc.

AB Institutional Funds, Inc.

AB Intermediate California Municipal Portfolio1

AB Intermediate Diversified Municipal Portfolio2

AB Intermediate Duration Portfolio3

AB Intermediate New York Municipal Portfolio1

AB International Portfolio4

AB Large Cap Growth Fund, Inc.

AB Municipal Income Fund, Inc.

AB Municipal Income Fund II

AB Relative Value Fund, Inc.

AB Short Duration Portfolio5

AB Sustainable Global Thematic Fund, Inc.

AB Sustainable International Thematic Fund, Inc.

AB Tax-Managed International Portfolio4

AB Trust

AB Variable Products Series Fund, Inc.

Emerging Markets Portfolio6

Sanford C. Bernstein Fund II, Inc.

The AB Portfolios

______________________

1 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C and Advisor Class Shares.

2 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C, Z and Advisor Class Shares.

3 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, Z and Advisor Class Shares.

4 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A, C and Z Shares.

5 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Classes A and C Shares.

6 This is a Portfolio of Sanford C. Bernstein Fund, Inc., which consists of Class Z Shares.

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(b)       The following are the Directors and Officers of ABI, the principal place of business of which is 1345 Avenue of the Americas, New York, New York 10105.

NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Directors

Onur Erzan	Director and Head of Global Client Group	President and Chief Executive Officer

Lawrence E. Cranch	Director

Gary Krueger	Director, and Chief Financial Officer

David M. Lesser	Director	Assistant Secretary

Mark R. Manley	Director, and Secretary

Officers

Emilie D. Wrapp	Senior Vice President, Assistant General Counsel and Assistant Secretary	Secretary

Laurence H. Bertan	Senior Vice President and Assistant Secretary

Richard A. Brink	Senior Vice President

Peter G. Callahan	Senior Vice President

Michael A. Capella	Senior Vice President

Nelson Kin Hung Chow	Senior Vice President

Flora Chi Ju Chuang	Senior Vice President

Russell R. Corby	Senior Vice President

John W. Cronin	Senior Vice President

Silvio Cruz	Senior Vice President

John C. Endahl	Senior Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

John Edward English	Senior Vice President

Robert K. Forrester	Senior Vice President

Mark A. Gessner	Senior Vice President

Kenneth L. Haman	Senior Vice President

Michael S. Hart	Senior Vice President

Ajai M. Kaul	Senior Vice President

Scott M. Krauthamer	Senior Vice President

Jonathan M. Liang	Senior Vice President

Karen (Yeow Ping) Lim	Senior Vice President

James M. Liptrot	Senior Vice President and Assistant Controller

William Marsalise	Senior Vice President

Brendan Murray	Senior Vice President

Masaru Nakabachi	Senior Vice President

John J. O’Connor	Senior Vice President

John D. Prosperi	Senior Vice President

Miguel A. Rozensztroch	Senior Vice President

Craig T. Schorr	Senior Vice President

Elizabeth M. Smith	Senior Vice President

Stephen M. Woetzel	Senior Vice President	Assistant Controller

Derek Yung	Senior Vice President

Robert J. Amberger	Vice President

Armand H. Amritt	Vice President
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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Eric Anderson	Vice President

Constantin L. Andreae	Vice President

Corey S. Beckerman	Vice President

DeAnna D. Beedy	Vice President

Chris Boeker	Vice President

Brandon W. Born	Vice President

James J. Bracken	Vice President

Robert A. Brazofsky	Vice President

Christopher J. Carrelha	Vice President

Josh Tso Hsiang Chang	Vice President

Mikhail Cheskis	Vice President

Daisy (Sze Kie) Chung	Vice President

Dwight P. Cornell	Vice President

Massimo Dalla Vedova	Vice President

Francesca Dattola	Vice President

Kevin M. Dausch	Vice President

Frank de Wit	Vice President

Marc J. Della Pia	Vice President

Patrick R. Denis	Vice President

Jonathon A. Diegel	Vice President

Ralph A. DiMeglio	Vice President

Joseph T. Dominguez	Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Barbara Anne Donovan	Vice President

Gregory M. Erwinski	Vice President

Susan A. Flanagan	Vice President

Nataliya Fomenko	Vice President

Carey Fortnam	Vice President

Eric C. Freed	Vice President and Counsel	Assistant Secretary

Yuko Funato	Vice President

Joseph Haag	Vice President

Kenneth Handler	Vice President

Brian P. Hanna	Vice President

Terry L. Harris	Vice President

Sarah Entzeroth Hartzke	Vice President

Nancy E. Hay	Vice President and Counsel	Assistant Secretary

Philippe Hemery	Vice President

Olivier Herson	Vice President

Alexander Hoffmann	Vice President

Brian Horvath	Vice President

Eric S. Indovina	Vice President

Anthony E. Kafouros	Vice President

Tina Kao	Vice President

Jeffrey Kelly	Vice President

Gunnar Knierim	Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Anthony D. Knight	Vice President

Tomas Kukla	Vice President

Stephen J. Laffey	Vice President and Counsel	Assistant Secretary

Chang Hyun Lee	Vice President

Ginnie Li-Chin Li	Vice President

Albert Yen Po Lien	Vice President

Darren L. Luckfield	Vice President

Jim (Chi-Hsiung) Liu	Vice President

Matthew J. Malvey	Vice President

Robert Mancini	Vice President

Todd Mann	Vice President

Osama Mari	Vice President

Daniel P. Melehan	Vice President

Nicola Meotti	Vice President

Yuji Mihashi	Vice President

Aimee Minora	Vice President

David Mitchell	Vice President

Benjamin Moore	Vice President

Robert D. Nelms	Vice President

Jamie A. Nieradka	Vice President

Daryl N. Northrop	Vice President

Markus Novak	Vice President

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NAME	POSITIONS AND OFFICES WITH UNDERWRITER	POSITIONS AND OFFICES WITH REGISTRANT

Bryan R. Pacana	Vice President

David D. Paich	Vice President

Kim Chu Perrington	Vice President

Joseph J. Proscia	Vice President

Damien Ramondo	Vice President

Carol H. Rappa	Vice President

Jessie A. Reich	Vice President

Claudio Rondolini	Vice President

David Saslowsky	Vice President

Richard A. Schwam	Vice President

John F. Skahan	Vice President

Chang Min Song	Vice President

Daniel L. Stack	Vice President

Jason P. Stevens	Vice President

Scott M. Tatum	Vice President

Wendy Weng	Vice President

Isabella (Hsin-I) Yen	Vice President

Oscar Zarazua	Vice President

Martin J. Zayac	Vice President

Isabelle Husson	Assistant Vice President

Charissa A. Pal	Assistant Vice President

Brian W. Paulson	Assistant Vice President

Pablo Perez	Assistant Vice President

Michiyo Tanaka	Assistant Vice President

Laurence Vandecasteele	Assistant Vice President

William Wielgolewski	Assistant Vice President

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(c)       Not applicable.

ITEM 33.	Location of Accounts and Records.

The majority of the accounts, books and other documents required to be maintained by Section 31(a) of the Investment Company Act of 1940 and the Rules thereunder are maintained as follows: journals, ledgers, securities records and other original records are maintained principally at the offices of AllianceBernstein Investor Services, Inc., P.O. Box 786003, San Antonio, Texas 78278-6003, and at the offices of State Street Bank and Trust Company, the Registrants Custodian, One Lincoln Street, Boston, Massachusetts 02111.  All other records so required to be maintained are maintained at the offices of AllianceBernstein L.P., 1345 Avenue of the Americas, New York, New York 10105.

ITEM 34.	Management Services.

Not applicable.

ITEM 35.	Undertakings.

Not applicable.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, and the Investment Company Act of 1940, as amended, the Registrant has duly caused this Post-Effective Amendment to its Registration Statement to be signed on its behalf by the undersigned, duly authorized, in the City and State of New York, on the 30th day of April, 2021.

AB BOND FUND, INC.

By:	/s/	Onur Erzan
Onur Erzan
President

Pursuant to the requirements of the Securities Act of 1933, as amended this Amendment to the Registration Statement has been signed below by the following persons in the capacities and on the dates indicated:

Signature				Title	Date

1)	Principal Executive Officer:

	/s/		Onur Erzan	President and	April 30, 2021
	Onur Erzan			Chief Executive
Officer
2)	Principal Financial And Accounting Officer:

	/s/		Joseph J. Mantineo	Treasurer and	April 30, 2021
	Joseph J. Mantineo			Chief Financial
Officer
3)	All of the Directors:

	Jorge A. Bermudez*				April 30, 2021
Michael J. Downey*
Onur Erzan*
Nancy P. Jacklin*
Jeanette W. Loeb*
Carol C. McMullen*
Garry L. Moody*
Marshall C. Turner, Jr.*
Earl D. Weiner*

	*By:	/s/	Eric C. Freed
			Eric C. Freed		April 30, 2021
(Attorney-in-fact)

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Index to Exhibits

Exhibit No.	Description of Exhibits
(a)(24)	Articles of Amendment to Articles of Incorporation
(d)(3)	Investment Advisory Contract
(e)(7)	Amendment to Distribution Services Agreement
(h)(18)	Expense Limitation Undertaking (AB High Yield Portfolio)
(h)(19)	Expense Limitation Agreement (AB Sustainable Thematic Credit Portfolio)
(i)	Opinion and Consent of Seward & Kissel LLP
Other Exhibits (4)	Power of Attorney for Onur Erzan

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